Exhibit 99.4

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited consolidated financial statements (including the notes thereon) for the quarter ended September 30, 2009 and the Corporation’s Press Release dated November 5th, 2009 announcing its third quarter 2009 financial results, all of which are available at www.sedar.com or www.sec.gov. Further information, including Points’ Annual Information Form (“AIF”) for the year ended December 31, 2008, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts herein are in United States dollars unless otherwise specified. This MD&A is dated as of November 5th, 2009.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the “safe harbour” provisions of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “guidance”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s third quarter 2009 financial results, and those described in Points' other filings with applicable securities regulators, including Points' Annual Information Form, annual and interim financial statements and the notes thereto.

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Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

BUSINESS OVERVIEW

The Corporation provides a range of ecommerce and technology services to loyalty program operators using a common proprietary infrastructure. At a general level, these services are comprised of: (a) a consumer focused reward management website (“www.points.com” or “Points.com”); and (b) a wide range of white label and private branded ecommerce services (“Ecommerce Services”) that enable the sale of loyalty currencies (frequent flyer miles, hotel points, credit card points, etc.), both retail and wholesale, and enhance loyalty program consumer offerings and their back-end operations.

Points.com offers members of multiple loyalty programs the ability to track and manage their loyalty currencies much like their other financial assets. Through this portal, users are able to use their loyalty currencies to conduct unique redemptions into retail goods or gift certificates (called “Redeem”), trade their loyalty currencies with other Points.com users through a peer-to-peer marketplace (called the “Global Points Exchange” or “GPX”), trade their loyalty currencies directly into another participating loyalty program (called “Swap”), pay for a hotel room (called “Book with Points”), or earn additional loyalty currency by making purchases at an online shopping mall platform (called “Earn”). To facilitate these transactions, the Corporation has agreements with participating loyalty program operators. There are other transactions available to the consumer at Points.com including a paid annual membership that affords the user additional benefits. The Corporation has also begun to sell advertising space on the website as well as in its email communications.

The Ecommerce Services offered by the Corporation include:

•     The online sale of loyalty currency direct to program members in order for the members to top-up their accounts to reach a redemption threshold (this service is called “Buy” or “Gift”).

•     The online transfer of pre-existing loyalty currency from one member into another member’s account, typically a family member or friend, as another means of enabling the second member to accumulate sufficient miles or points to reach a redemption threshold (this service is called “Transfer”).

•     The wholesale distribution of loyalty currency to third parties who then use it as a customer or employee incentive (this service is called “Corporate”).

•     The wholesale distribution of generic ‘airline mileage codes’ to third parties that their customers can then turn into miles in the participating loyalty program of their choice (this service is called “AirIncentives”).

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•     The sale of top tier status on behalf of loyalty program operators to eligible members (this service is called “Elite”).

•     The provision of online auctions where program members can bid on goods and services using loyalty currency (this service is called “Auction”).

•     An online shopping mall platform where affiliate commissions are partly used to fund an extra incentive of miles or points for a loyalty program’s members (this service is called “Private Branded Earn”).

•     An online travel booking service using miles and points as the form of payment (this service is called “Private Branded Book with Points”).

•     Back-end integration services to loyalty program operators to facilitate bilateral currency transfer relationships (this service is called “Integrate”).

REVENUE RECOGNITION OVERVIEW

The Corporation categorizes its revenue in three ways. First, principal revenue is any revenue that is not commission revenue or interest revenue, as defined below, and includes: Points.com membership dues, loyalty program sign-up fees, technology design, development and maintenance revenue, hosting and management fees, and reseller revenue. Under a reseller arrangement, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility (i.e. credit and/or inventory risk) for the operation of these products. Principal revenue has been recorded on a gross basis in accordance with EIC-123, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Technology design and development fees received for product development are recorded evenly over the initial term of the contract. Second, commission revenue is any commission earned that is calculated as a percentage of a transaction or a fixed dollar value per transaction and where Points assumes no credit or inventory risk. Commission revenue has been recorded in accordance with EIC-123. Third, interest revenue is any revenue earned through the Corporation’s investing activities arising from its operating cash flow.

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RESULTS OF OPERATIONS

	For the three months ended			For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2009	2009	2008	2009	2008
Revenue	$20,732,098	$21,324,346	$20,384,350	$63,202,427	$53,894,926
General & Administration Expenses	21,122,635	21,706,642	21,747,198	64,920,291	53,865,160
Operating (loss) income	(390,537)	(382,296)	(1,362,848)	(1,717,864)	29,766
Net loss	(265,197)	(471,053)	(1,372,987)	(1,835,376)	(527,743)
Loss per share
Basic	$(0.00)	$(0.00)	$(0.01)	$(0.01)	$(0.00)
Diluted	$(0.00)	$(0.00)	$(0.01)	$(0.01)	$(0.00)
Weighted average shares outstanding
Basic	149,820,940	149,820,940	149,818,333	149,820,940	132,209,780
Diluted	149,820,940	149,822,517	149,995,226	149,820,940	152,164,513

REVENUE

Revenue for the quarter ended September 30, 2009 was $20,732,098, representing an increase of $347,748 (2%) over the quarter ended September 30, 2008 and a decrease of $592,248 (3%) over the quarter ended June 30, 2009. Revenue for the nine months ended September 30, 2009 was $63,202,427, representing an increase of $9,307,501 (17%) over the nine months ended September 30, 2008.

	For the three months ended			For the nine months ended
Revenue	Sept. 30, 2009	Jun. 30, 2009	Sept. 30, 2008	Sept. 30, 2009	Sept. 30, 2008
Principal(1)	$18,886,179	$19,639,660	$18,304,129	$57,885,436	$45,770,758
Commissions(1)	1,840,994	1,675,043	1,871,845	5,267,048	7,419,888
Interest revenue(1)	4,925	9,643	208,376	49,943	704,280
Total Revenue	$20,732,098	$21,324,346	$20,384,350	$63,202,427	$53,894,926
Notes:
(1) See REVENUE RECOGNITION POLICIES – page 3.

Principal Revenue

Principal revenue for the third quarter of 2009 decreased $753,481 or 4% from the second quarter of 2009 and increased $582,050 or 3% over the third quarter of 2008. The sequential change from the second quarter of 2009 was largely due to the timing of promotional activities with certain reseller partners, which offset additional revenues earned from the launch of a new partnership under the reseller model during the quarter. The growth in principal revenues over the third quarter of 2008 can primarily be attributed to launch of a new partner under the reseller model in the third quarter of 2009. For the nine months ended September 30, 2009, principal revenue increased $12,114,678 or 26% over the nine months ended September 30, 2008. The growth over the nine months ended September 30, 2008 was due to the conversion of an existing partner to the reseller model in the third quarter of 2008 and two new relationships under the reseller model in 2009.

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Commission Revenue

Commission revenue of $1,840,994 for the third quarter of 2009 increased by $165,951 or 10% from $1,675,043 in the second quarter of 2009 and decreased by $30,851 or 2% from $1,871,845 in the third quarter of 2008. For the nine month period ended September 30, 2009, commission revenue decreased by $2,152,840 or 29% over the nine months ended September 30, 2008. The decline in commission revenue over prior year periods can be attributed to two factors. Firstly, the Corporation continues to pursue the conversion of certain existing partners to the reseller model for which the Corporation acts as a principal, enabling Points to have greater influence over the marketing aspects of products. Accordingly, the Corporation successfully converted an existing partner to the reseller model during the third quarter of 2008, decreasing commission revenues but increasing revenues generated under the reseller model. Secondly, one loyalty program partner discontinued their Buy and Gift products in the fourth quarter of 2008 and their Transfer product in the second quarter of 2008.

Interest Revenue

Interest revenue of $4,925 decreased by $4,718 (49%) from the quarter ended June 30, 2009 and decreased $203,451 (98%) from the quarter ended September 30, 2008. Interest revenue decreased by $654,337 for the nine month period ended September 30, 2009 versus the same period in 2008. The decrease in interest revenue relative to prior periods is a function of total funds invested and prevailing interest rates. Interest rates remained at low levels in the U.S. and Canada as the U.S. Federal Reserve and the Bank of Canada try to spur economic activity in response to the global credit crisis. Funds continue to be invested in term deposits that are short-term in nature. Points’ short-term investments are valued quarterly at the lower of cost or market value. At September 30, 2009, the Corporation’s investments were earning interest between 0.10% and 1.75% per annum. Management expects interest revenue to remain at low levels throughout the remainder of 2009.

Dependence on Loyalty Program Partners

For the quarter ended September 30, 2009, three of the Corporation’s loyalty program partners represented 84% (three loyalty program partners for the quarter ended September 30, 2008 represented 84%) of the Corporation’s consolidated revenue. In addition, as at September 30, 2009, 41% (September 30, 2008 - 64%) of the Corporation’s deposits are due to these three customers. The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

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On August 12, 2009, the Corporation agreed to a restructured relationship with Delta Air Lines (“Delta”) in conjunction with Delta SkyMiles® and Northwest Worldperks® programs’ planned unification into a single frequent flier program. Commencing on October 1, 2009, Delta has elected to leverage existing internal capabilities to provide the retail mileage sale and transfer programs currently being operated by the Corporation. This repatriation was effective on October 1, 2009 and will have a material adverse impact on the Corporation’s revenue. For the three and nine months ended September 30, 2009, these products represented approximately 50% and 60%, respectively, (2008 – approximately 60% for the three and nine month periods ended September 30, 2008) of the Corporation’s revenue.

GENERAL AND ADMINISTRATION EXPENSES

Expenses in the third quarter of 2009 decreased 3% relative to the second quarter of 2009 and decreased 3% relative to the third quarter of 2008. Expenses for the nine months ended September 30, 2009 increased $11,055,131 compared with the same period in 2008. Material changes in expenses are described in each section below.

EXPENSES	For the three months ended			For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
General & Administration Expenses	2009	2009	2008	2009	2008
Direct cost of principal revenue	$16,393,009	$17,415,672	$15,957,294	$50,749,186	$38,858,455
Employment costs(1)	2,537,551	2,685,358	2,880,472	7,993,566	8,280,872
Processing fees and related charges	582,103	609,299	716,476	1,776,938	2,313,657
Marketing and communications	327,724	263,121	395,892	1,058,722	961,202
Technology services(2)	253,129	234,833	243,556	694,880	683,906
Amortization of property and equipment	92,800	91,756	175,032	267,259	404,833
Amortization of intangible assets	107,618	85,520	171,889	282,016	441,842
Amortization of deferred costs	-	-	82,333	1,629	323,053
Foreign exchange loss/(gain)	(69,773)	(360,507)	390,932	(238,474)	(684,592)
Operating expenses(3)	566,477	681,590	733,321	2,002,572	2,281,932
Restructuring charges	331,997	-	-	331,997	-
Total	$21,122,635	$21,706,642	$21,747,198	$64,920,291	$53,865,160

Notes:

(1)	Employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (Canada Pension Plan and Employment Insurance).
(2)	Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.
(3)	Operating expenses include travel, professional fees, insurance, office rent, office expenses, capital tax and regulatory expenses.

Direct Cost of Principal Revenue

The direct cost of principal revenue was $16,393,009 in the third quarter of 2009 compared with $17,415,672 in the second quarter of 2009 and $15,957,294 in the third quarter of 2008. For the nine month period ended September 30, 2009, the direct cost of principal revenue grew by $11,890,731 versus the same period in 2008, in line with the growth in principal revenue. Directionally, it is expected that the repatriation of the Delta retail mileage sale and transfer programs on October 1, 2009 will materially impact the direct cost of principal revenue in line with the reduction in principal revenue.

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Employment Costs

Employment costs in the third quarter of 2009 decreased 6% relative to the second quarter of 2009 and decreased 12% relative to the third quarter of 2008. For the nine months ended September 30, 2009, employment costs decreased $287,306 or 3% versus the nine months ended September 30, 2008. The decrease over the second quarter of 2009 was primarily due to higher capitalized employment costs related to the development of its new Ecommerce Services technology platform. Expected efficiencies to be gained from this new platform enabled the Corporation to begin restructuring its operating expenses. Accordingly, the Corporation significantly reduced its use of external contractors and reduced full-time equivalents by approximately 20% during the third quarter of 2009. The number of short-term contractors decreased from 25 as at June 30, 2009 to 8 as at September 30, 2009. Full-time headcount has decreased from 99 as at June 30, 2009 to 92 as at September 30, 2009.

Processing Fees and Related Charges

Processing fees and related charges are primarily related to Ecommerce Services and consist of credit card fees and related costs incurred by the Corporation in offering these services. These costs will continue to vary according to loyalty programs contracted and growth of existing products. Processing fees and related charges in the third quarter of 2009 decreased $27,196 or 4% over the second quarter of 2009 and decreased $134,373 or 19% over the third quarter of 2008. For the nine month period ended September 30, 2009, processing fees and related charges decreased by $536,719 versus the prior year nine month period. The majority of the decrease over the nine month period ended September 30, 2008 can be attributed to a change in economics under a renewed relationship with an existing partner in the second quarter of 2008. Management expects processing fees and related charges to directionally change with the reduction in principal revenues resulting from the restructured relationship with Delta which commenced on October 1, 2009.

Marketing and Communications

Marketing costs in the third quarter of 2009 were $327,724, an increase of $64,603 over the second quarter of 2009 and a decrease of $68,168 relative to the third quarter of 2008. For the nine month period ended September 30, 2009, marketing costs increased by $97,520 or 10% versus the prior year period. Management is reassessing its marketing and branding strategy of Points.com and will continue to make measured increments in marketing costs for the remainder of 2009 with a focus on promoting and rebranding the Points.com website, including the Global Points Exchange. Advertising expenditures are focused on loyalty program marketing initiatives, increasing the number of placements on contracted loyalty program websites and the effectiveness of existing placements.

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Technology Services

While technology services costs generally increase in increments based on business growth, product performance, and hardware and software operating capacity, the Corporation has been able to work with its service provider to control these increases, while not impacting the technology and services that operate the Corporation’s businesses.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses in the third quarter of 2009 decreased by $115,113 or 17% versus the second quarter of 2009 and decreased $166,844 or 23% versus the third quarter of 2008. For the nine month period ended September 30, 2009, operating expenses decreased by $279,360 or 12% versus the prior year period. The decrease over the second quarter of 2009 and prior year periods can be attributed to initiatives undertaken by management to actively manage costs, including limitations on travel related costs and renegotiating vendor contracts.

Amortization Expenses

The Corporation recorded total amortization expense of $200,418 in the third quarter of 2009 compared to $177,276 in the second quarter of 2009 and $429,254 from the third quarter of 2008. For the nine month period ended September 30, 2009, amortization expense decreased by $618,824 versus the nine months ended September 30, 2008. Amortization expense for property and equipment declined versus prior year periods as a result of the end of the amortization period with respect to certain purchases made by the Corporation in prior years. In addition, amortization of intangible assets declined versus prior year periods as the Corporation ceased amortization of the MilePoint Inc. business asset acquisition that occurred in April 2004. This asset was considered impaired in the fourth quarter of 2008 and the remaining carrying value was written off.

Foreign Exchange (Gain) Loss

Foreign exchange gains and loss will arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g., non-US dollar denominated cash and short-term investments, accounts payable and accrued liabilities, deposits and convertible preferred shares) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-ending foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has no control over the FX loss (gain) from one period to the next. In general and strictly relating to the FX loss (gain) of translating certain non-US dollar balance sheet accounts, a strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain.

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Canadian/ U.S. FX Rates (1)	Sep. 30, 2009	Jun. 30, 2009	Dec. 31, 2008	Sep. 30, 2008
Period Start	0.866	0.801	0.964	0.990
Period End	0.921	0.866	0.818	0.964
Period Average	0.911	0.858	0.829	0.962
(1) Source: www.oanda.com

The translation of the Corporation’s expenses is, and will continue to be, sensitive to changes in the Canadian / U.S. FX rate. A change to the FX Rate has an impact on certain expenses of the Corporation, including employment costs, professional fees, and office expenses. For the quarter ended September 30, 2009, approximately 16% of the Corporation’s expenses (including non-cash interest expense but excluding provision for future income taxes) are in CAD$ and 11% of the Corporations expenses are in EUROs, with the remaining expenses primarily US$ (73%). Management expects that the percentage of CAD$ expenses will decrease in the future as it adds additional non-US partners under the reseller model. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency cash to meet its foreign currency obligations.

For the quarter ended September 30, 2009, the Corporation recorded a FX gain of $69,773. The FX gain was primarily due to a weakening U.S. dollar which resulted in unrealized FX gains on the translation of the Corporation’s non-US dollar cash reserves to the quarter end exchange rate.

Restructuring Charges

During the third quarter of 2009, the Corporation initiated a restructuring of its operating expenses in anticipation of expected efficiencies it will achieve from its new technology platform. Under the restructuring, the Corporation reduced the number of full-time equivalents by approximately 20%, which included both employees and contractors. Accordingly, the Corporation incurred restructuring charges of $331,997 composed of employee severance and benefit arrangements. During the three months ended September 30, 2009, the Corporation paid $95,776 in severance costs. Included in accrued liabilities is the unpaid amount related to severance of $247,865 which will be fully paid at the end of the third quarter of 2010.

OTHER EXPENSES

Provision for Future Income Taxes

The Corporation recorded a future income tax recovery of $97,000 for the third quarter of 2009 and future income tax expense of $121,815 for the nine months ended September 30, 2009. The Corporation is subject to tax in multiple jurisdictions and assesses its tax strategy on a continual basis to ensure loss carry-forwards are effectively utilized. The future income tax recovery in the quarter ended September 30, 2009 relates to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

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NET LOSS

The Corporation reported a net loss of $265,197 or nil per share for the quarter ended September 30, 2009 compared with a net loss of $471,053 for the quarter ended June 30, 2009 or nil per share, an improvement of $205,856. Relative to the third quarter of 2008, the net loss represented an improvement in earnings of $1,107,790 versus a net loss of $1,372,987 in the prior year third quarter. Earnings for the nine month period ended September 30, 2009 decreased by $1,307,633, from a net loss of $527,743 or nil per share for the nine month period ended September 30, 2008 to a net loss of $1,835,376 or negative $0.01 per share for the nine month period ended September 30, 2009. The decrease in net loss versus the second quarter of 2009 can be primarily attributed to higher margins driven by the relative mix of revenue streams, lower operating expenses, lower employment costs, and a tax recovery recorded during the quarter. This was partially offset by restructuring charges taken during the quarter and a lower foreign exchange gain. The reduction in earnings versus prior year periods was primarily due to tightening margins on certain reseller partners and lower interest income.

OPERATING METRICS AND PARTNER OFFERINGS

The current economic downturn continues to impact the global loyalty program industry. Similar to the general decline in demand for goods and services, the level of loyalty program activity associated with the purchase and transfer of miles and points has softened in the first nine months of 2009. As a result of this softness, the Corporation has seen an increased interest on behalf of many of its partners to boost awareness and overall marketing activity associated with the Points operated Ecommerce Services. These efforts have delivered strong responses from the respective membership bases, and the Corporation continues to work with its partners to explore ways to more actively promote the Ecommerce Services throughout 2009.

Despite this challenging environment, management believes that its suite of Ecommerce Services and products on Points.com are well positioned to assist loyalty programs in finding more ways to enhance the value proposition to their respective loyalty members, engage inactive members and ultimately increase transactional activity. As the focus for loyalty reward program operators shifts from increasing program size to growing program value, management believes the opportunity to cross-sell products that allow end users to utilize their reward currencies in different ways will increase.

Ecommerce Services

During the third quarter of 2009, the Corporation launched AirFrance-KLM, Europe’s largest air carrier, to its list of loyalty program operators participating in its Ecommerce Services products.

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During the third quarter of 2009, the Corporation began development on a new Ecommerce Services technology platform which is expected to be released during the fourth quarter of 2009. The new platform will enable the Corporation to achieve meaningful efficiency improvements designed to decrease overall operating and technology expenses, introduce enhanced product functionality, and accelerate the pace of new partner launches.

Despite a challenging economic environment, total miles and points transacted in the third quarter of 2009 increased 6% over the second quarter of 2009 due to effective promotional activity focused on certain Ecommerce Services products and the launch of the AirFrance-KLM relationship. When compared to the third quarter of 2008, total miles and points transacted decreased 2%. This was largely the result of one loyalty program partner discontinuing their Buy and Gift products in the fourth quarter of 2008 and their Transfer product in the second quarter of 2008.

It is expected that the repatriation of the Delta retail mileage sale and transfer programs on October 1, 2009 will materially impact the miles and points transacted in the fourth quarter of 2009.

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Points.com

The number of partner offerings on Points.com remained constant with the second quarter of 2009. While the Corporation continues to pursue expanding the number of partner offerings on the Global Points Exchange, the focus during the third quarter of 2009 was on re-architecting the Points.com webportal.

In conjunction with the development of the new Ecommerce Services platform, the Corporation has started to re-architect the consumer side of the business on Points.com. The platform is being redesigned with a new user interface focused on managing enhanced content, integrating new partners, and augmenting transaction and product functionality. Along with redesigning all aspects of the consumer proposition, the Corporation is also focused on enhanced distribution capability and social media functionality, including the delivery of mobile and social media applications to Points.com users.

Points and miles transacted on Points.com were relatively stable with prior periods, decreasing 2% over the second quarter of 2009 and decreasing 6% versus the third quarter of 2008.

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NON-GAAP MEASURE – EARNINGS (LOSS) BEFORE INTEREST, TAXES,
AMORTIZATION, FOREIGN EXCHANGE AND RESTRUCTURING CHARGES
(“EBITDA”)

Management recognizes that the earnings (loss) before interest, taxes, amortization, foreign exchange and restructuring charges, hereafter referred to by management as EBITDA, is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. EBITDA is one of the measures used internally to evaluate performance and a percentage of employee bonuses are based on achieving an EBITDA target determined by the Board of Directors.

Reconciliation of Net Loss to EBITDA

	For the three months ended			For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2009	2009	2008	2009	2008
Net Income / (Loss)	$(265,197)	$(471,053)	$(1,372,987)	$(1,835,376)	$(527,743)
Add back:
Amortization of property and equipment	92,800	91,756	175,032	267,259	404,833
Amortization of intangible assets	107,618	85,520	171,889	282,016	441,842
Amortization of deferred costs	-	-	82,333	1,629	323,053
Foreign exchange (gain)/loss	(69,773)	(360,507)	390,932	(238,474)	(684,592)
Provision for future income taxes	(97,000)	78,000	-	121,815	-
Interest on preferred shares	-	-	-	-	516,577
Interest, loss on short-term investment and capital tax	(28,340)	10,757	10,139	(4,303)	40,932
Restructuring charges	331,997	-	-	331,997	-
Earnings (loss) before interest, taxes, amortization, foreign exchange, and restructuring – EBITDA	$72,105	$(565,527)	$(542,662)	$(1,073,437)	$514,902

For the quarter ended September 30, 2009, the Corporation’s EBITDA was $72,105. This compares with negative EBITDA of $565,527 for the quarter ended June 30, 2009 and negative $542,662 for the quarter ended September 30, 2008. The improvement in EBITDA over the second quarter of 2009 can be attributed to higher margins driven by the relative mix of revenue streams, lower operating costs and lower employment costs. EBITDA for the nine months ended September 30, 2009 was negative $1,073,437 versus positive EBITDA of $514,902 for the nine months ended September 30, 2008. The reduction in EBITDA over prior year periods can be primarily attributed to margin concessions made toward the end of 2008 and lower interest revenue.

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Although the restructured relationship with Delta will have a material impact on revenues, the terms of the restructuring provide for a series of payments over the fourth quarter of 2009 that will allow Points to maintain its expected 2009 earnings associated with this relationship.

LIQUIDITY AND CAPITAL RESOURCES

Overview of Liquidity

The Corporation’s financial strength is reflected in its balance sheet. As at September 30, 2009, the Corporation continues to remain debt-free with $33,515,865 of total cash, which is comprised of cash and cash equivalents, funds receivable from payment processors, short-term investments, and security deposits. The Corporation expects the restructuring of its relationship with Delta to cause its total cash position to decrease as discussed below.

The Corporation’s working capital (defined as current assets minus current liabilities) was $3,651,183 as at September 30, 2009 versus working capital of $5,534,062 as at December 31, 2008. The decline in working capital was primarily due to the timing of partner payments. Management considers its working capital position to be sufficient to meet both its current obligations and near-term (1-5 years) obligations. See “Contractual Obligations and Commitments” on page 16 for more information.

The Corporation anticipates no effect on its overall working capital as a result of the restructured relationship with Delta because the affected programs currently account for approximately 30% of cash and cash equivalents (December 31, 2008 – approximately 30%) as well as approximately 30% of amounts payable to loyalty partners (December 31, 2008 – approximately 30%).

Management views liquidity as the Corporation’s ability to generate sufficient cash flow to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation’s current liquidity. Earnings (loss) before interest, taxes, amortization, foreign exchange, and restructuring charges is seen by management as a key indicator of the change in the liquidity of Points’ operations over a defined period of time.

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Sources and Uses of Cash

	For the three months ended		For the nine months ended
Cash Inflow (Outflow) Summary	Sep. 30, 2009	Sep. 30, 2008	Sep. 30, 2009	Sep. 30, 2008
Operating activities	$3,872,759	$(4,845,502)	$4,725,948	$2,553,440
Investing activities	(456,425)	3,579,678	(843,161)	5,776,506
Financing activities	-	(99,318)	-	1,955,807
Effects of exchange rates	34,418	(138,672)	407,033	(28,807)
Change in cash and cash equivalents	$3,450,752	$(1,503,814)	$4,289,820	$10,256,946

Operating Activities

Cash flows provided by operating activities, after changes in non-cash balances related to operations, was $3,872,759 for the quarter ended September 30, 2009 compared to cash flows used in operating activities of $4,845,502 for the quarter ended September 30, 2008. Cash flows provided by operating activities for the nine months ended September 30, 2009 was $4,725,948 compared to $2,553,440 for the nine months ended September 30, 2008. Cash flows provided by operating activities in the third quarter of 2009 were due to positive EBITDA during the quarter and the timing of payments with certain loyalty program operators. Cash flows provided by operating activities decreased over prior year periods largely due to one-time changes in the timing of payments with certain loyalty program partners made in the fourth quarter of 2008.

As discussed above, the Corporation expects the restructuring of its relationship with Delta to have a one-time adverse impact on cash flows from operations in the fourth quarter of 2009.

Investing Activities

Cash used in investing activities of $456,425 for the quarter ended September 30, 2009 was primarily related to the development of the Corporation’s new Ecommerce Services technology platform. Cash flows provided by investing activities of $3,579,678 in the third quarter of 2008 primarily related to the sale of short-term investments.

Management anticipates significant levels of capital expenditures to be incurred in the fourth quarter of 2009 and the first half of 2010. The majority of these expenditures will be capitalized development costs related to website and technology platform builds, a core strategy to the Corporation’s ongoing investment plan. The Corporation will fund these capital expenditures from its working capital.

Financing Activities

The Corporation did not use or generate funds from financing activities this quarter. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

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Contractual Obligations and Commitments

Future Obligations (US$ 000,000s)
Payments due by period	Total (1)	4 Years or Greater	3 Years	2 Years	1 Year
Operating Leases(2)	$0.89	$0.01	$0.02	$0.17	$0.69
Revenue Commitments(3)	20.83	0.08	9.11	7.72	3.92
Purchase Commitments(4)	0.36	-	-	-	0.36
Total Contractual Obligations	$22.08	$0.09	$9.13	$7.89	$4.97

Notes:

(1)	Represents the aggregate amount for the full duration of the contractual obligations.
(2)	Includes technology services commitments and hardware and software operating leases.
(3)	Includes loyalty currency purchase commitments made with loyalty program operators contracted under the reseller model of Ecommerce Services.
(4)	Includes loyalty currency purchase commitments made with loyalty program and co-marketing commitments.

Elements of the foregoing table are explained in more detail in the following sections.

Operating Leases

The operating leases primarily relate to specific office and technology service commitments.

Revenue Commitments

In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with loyalty program operators. In connection with this type of guarantee, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation would be able to utilize this mileage in subsequent sales activity, incentive programs, and marketing activities.

The Corporation does not anticipate that it will incur any further financial obligations as a result of these contractual commitments. Accordingly, no amount has been recorded in the consolidated financial statements to date related to future contractual commitments.

Purchase Commitments

The partner purchase commitments relate to contractual arrangements where the Corporation has committed to purchase loyalty currency and marketing from the partner for the purposes of promoting Points.com and the Corporation’s Ecommerce Services.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, the proceeds from the exercise of these securities will increase cash by CAD$439,105.

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Assuming the exercise in full of these securities, issued and outstanding common shares will increase by 517,987 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at November 5th, 2009 (figures in CAD$)
Security Type	Expiry Date	Number	Strike Price	Proceeds
Options	11/08/2009	8,320	$0.90	$7,488
Options	12/29/2009	5,000	1.07	5,350
Options	12/29/2009	5,000	1.81	9,050
Options	01/23/2010	150,000	0.80	120,000
Options	05/10/2010	349,667	0.85	297,217
Total		517,987		$439,105

OUTSTANDING SHARE DATA

As at the date hereof, the Corporation has 149,820,940 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 9,425,109 common shares. The options have exercise prices ranging from $0.37 to $2.49 with a weighted average exercise price of $1.10. The expiration dates of the options range from November 8, 2009 to August 21, 2014.

The following table lists the common shares issued and outstanding as at November 5th, 2009 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

		Proceeds on
	Common Shares	Exercise

Common Shares Issued & Outstanding	149,820,940

Convertible Securities
Stock options	9,425,109	CAD$ 10,378,326
Diluted	159,246,049	CAD$ 10,378,326

Securities Excluded from Calculation
Options available to grant from ESOP (1)	1,762,573

Notes:

(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised and the number of outstanding stock options.

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SUMMARY OF QUARTERLY RESULTS

The following summary of results has been prepared in accordance with Canadian GAAP and is reported in US$.

			Basic (Loss) /	Diluted (Loss) /
Quarter ended		Net (loss) / Income	Earnings per Share	Earnings per Share
	Revenue	Restated(1)	Restated(1)	Restated(1)
September 30, 2009	$20,732,098	$(265,197)	$0.00	$0.00
June 30, 2009	$21,324,346	$(471,053)	$0.00	$0.00
March 31, 2009	$21,145,983	$(1,099,126)	$(0.01)	$(0.01)
December 31, 2008	$21,702,166	$(3,027,295)	$(0.02)	$(0.02)
September 30, 2008	$20,384,350	$(1,372,987)	$(0.01)	$(0.01)
June 30, 2008	$17,299,824	$43,484	$0.00	$0.00
March 31, 2008	$16,210,752	$801,760	$0.01	$0.01
December 31, 2007(1)	$14,519,087	$(953,891)	$(0.01)	$(0.01)
September 30, 2007(1)	$7,192,027	$(963,779)	$(0.01)	$(0.01)

(1) Effective January 1, 2008, the Corporation changed its functional and reporting currency to the United States Dollar (US$). Prior to January 1, 2008, the Corporation reported its annual and quarterly consolidated balance sheets and related consolidated statements of operations and cash flows in the Canadian Dollar (CAD$). Comparative numbers from 2007 have been revised to reflect the change in reporting currency.

CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

Effective January 1, 2009, the Corporation adopted Canadian Institute of Chartered Accountants

(“CICA”) Handbook section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs.” The new section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets and to provide more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets.

As a result of adopting Section 3064, the Corporation reclassified $517,932 of website development costs as at January 1, 2009 and December 31, 2008 from “Property and equipment” to “Intangible assets” on the consolidated balance sheets. Corresponding amortization expense of $139,297 for the three months ended September 30, 2008 and $346,212 for the nine months ended September 30, 2008 has been reclassified from “Amortization of property and equipment” to “Amortization of intangible assets” on the consolidated statements of operations and deficit.

Financial Statement Concepts

Effective January 1, 2009, the Corporation adopted CICA Handbook Section 1000, “Financial Statement Concepts.” This amended section removes references to the recognition of assets and liabilities solely on the basis of matching net income items and clarifies timing of expense recognition and the creation of an asset. The amendment to this standard did not have a material impact on the financial position or earnings of the Corporation.

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Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA's Emerging Issue Committee ("EIC") issued abstract EIC-173, “Credit and the Fair Value of Financial Assets and Liabilities,” which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. EIC-173 is effective for interim and annual periods ending on or after January 20, 2009. Upon adoption, there was no impact on the financial statements.

Financial Instruments

In June 2009, the CICA issued amendments to Handbook Section 3862, “Financial Instruments –Disclosures,” to include additional disclosure requirements around fair value measurement for financial instruments and liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. The Corporation will include these additional disclosures in its annual financial statements for the year ending December 31, 2009.

FUTURE ACCOUNTING POLICY CHANGES

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”), confirmed that the changeover to IFRS from Canadian generally accepted accounting principles (“GAAP”) will be required for publicly accountable enterprises’ interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011. The eventual changeover to IFRS represents a change due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Corporations reported financial results.

In addition, the International Accounting Standards Board has projects underway that are expected to result in new pronouncements that continue to evolve IFRS, and, as a result, IFRS as at the transition date is expected to differ from its current form.

Management has completed an initial evaluation of the impact of potential significant differences between current IFRS and Canadian GAAP as they apply to the Corporation. The evaluation focused on a preliminary analysis of all Canadian GAAP to IFRS differences including any IFRS 1 elections, identification of resource and training requirements, and a draft IFRS transition plan.

The Corporation is in the process of establishing a formal IFRS Transition Plan. This plan will include a formal project structure including project governance, an estimate of required resources (both internal and external), a detailed timeline for the remainder of 2009 and fiscal 2010, a proposed training program, and a comprehensive analysis of all Canadian GAAP to IFRS differences, including selecting all IFRS elections. In addition, the Corporation will assess the impact of IFRS on data systems, internal controls over financial reporting, and business activities such as financing and compensation arrangements.

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As we execute our IFRS Transition Plan and move from Canadian GAAP to IFRS, our disclosure on accounting differences is expected to increase. We will continue to present our results for fiscal 2010 using Canadian GAAP while also presenting supplementary disclosure for fiscal 2010 according to IFRS. To accomplish this, in 2010 the Corporation will effectively maintain two parallel books of account.

Business Combinations

In January 2009, the CICA issued new Handbook Section 1582, “Business Combinations.” Section 1582 will be converged with IFRS 3, “Business Combinations” and replaces Handbook Section 1581, “Business Combinations.” Section 1582 establishes the standards for the measurement of a business combination and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This Section is effective for business combinations for which the acquisition date is on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-controlling Interests.”

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements,” which replaces Handbook Section 1600, “Consolidated Financial Statements” other than the standards relating to non-controlling interests. The Section establishes the standards for preparing consolidated financial statements and is effective for fiscal years beginning on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1582, “Business Combinations” and Section 1602, “Non-controlling Interests.”

Non-controlling Interests

In January 2009, the CICA issued new Handbook Section 1602, “Non-controlling Interests,” which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is effective for fiscal years beginning on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1582, “Business Combinations” and Section 1601, “Consolidated Financial Statements.”

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings.

There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

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